

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 27, 2008

Mr. Keith Olsen
Chief Executive Officer
Switch & Data Facilities Company, Inc.
1715 North Westshore Boulevard, Suite 650
Tampa, Florida 33607

> **Re: Switch & Data Facilities Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-33302**

Dear Mr. Olsen:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

1. We note that you have omitted language from the introduction to paragraph 4 of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications to include the introductory language of paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over financial reporting (as defined in

the Exchange Act Rules 13a-15(f) and 15d-15(f))" immediately following your reference to disclosure controls and procedures.  Please file an amendment to the Annual Report on Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

<u>Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K</u>

<u>Compensation Discussion and Analysis, page 16</u>

<u>Elements of Compensation, page 13</u>

2.  In future filings, please discuss more specifically the factors the compensation committee considered in determining the amount and form of compensation awarded to each named executive officer during the last completed fiscal year.  Analyze how each compensation element was calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K.

3.  We note your disclosure on page 16 of your definitive proxy statement that the Compensation Committee considers executive compensation at other companies.  In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and particular elements of your executive compensation.

4.  On page 17 of your definitive proxy statement, you disclose the types of company performance measures the committee used for determining performance-based annual incentive compensation.  In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer.  Disclose the extent to which the performance targets were achieved.  See Item 402(b)(2)(v) of Regulation S-K.  If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels.  See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.  For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

<u>Summary Compensation Table, page 19</u>

5.  We note your statement on page 18 that you did not grant any equity awards in 2006 due to the pendency of your public offering. However, the Option Awards column of the Summary Compensation Table on page 19 indicates awards for 2006 to certain named executive officers. Please advise.

6.  In future filings, disclose all assumptions made in the valuation of awards in the stock and option awards columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Provide similar footnote disclosure for the stock and option awards columns of the director compensation table. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director